CLEARLY CANADIAN BEVERAGE CORPORATION
Proforma Consolidated Statement of Operation and Comprehensive loss
(Unaudited)
(Expressed in thousands of United States dollars, except for share and per share amounts)

	Unaudited		Unaudited
	For the 3 months ended		For the 9 months ended

	September 30		September 30
	2007	September 30	2007	September 30
		$2006		$2006
	(Proforma)	$	(Proforma)	$
Sales	3,315	2,022	9,252	6,397

Cost of sales	2,858	1,402	7,580	4,654

Gross profit	457	620	1,672	1,743

Selling, general and administration expenses	2,376	2,072	10,782	7,755
Amortization of property, plant and equipment	38	18	69	78
Royalty revenue	-	-	-	(125)
Interest income	(64)	(64)	(211)	(70)
Other income expense	(3)	3	(16)	(10)
Financing cost	-	-	-	132
Interest on short-term debt	(5)	-	6	125
Interest on long-term debt	20	1	23	25
Interest on convertible note	-	-	-	-
Gain on sale of investments	-	-	-	(201)
Foreign exchange loss	412	-	1,061	-
Loss (gain) on settlement of financial
instrument	(135)	798	(135)	798
Restructuring expense	-	-	-	112

	2,639	2,828	11,579	8,619

Net loss earnings and comprehensive
loss for the period	(2,182)	(2,208)	(9,907)	(6,876)

Loss per share, basic and diluted	(0.11)	(0.19)	(0.51)	(0.74)

Weighted average number of shares
outstanding	20,809,731	11,754,491	19,485,482	9,331,203

See accompanying notes to proforma consolidated financial statements

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Proforma Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

1.	Operating Result :

The proforma include result of operations of DMR Food Corporation, My Organic Baby Inc., Clearly Canadian Beverage Corporation, CC Beverage (US) Corp. Blue Mountain Springs Ltd. and Clearly Canadian Beverage (International) Corp. for the period January 1, 2007 to September 30, 2007.

2.	Proforma presentation

These interim financial statements have been prepared in accordance with accounting principles generally accepted in United States.

The accompanying proforma Financial Statements for the six months ended September 30, 2007 have not been reviewed or audited by the Company’s Auditors.